Exhibit 99.1

New Gold Files Management Information Circular for Special Meeting of Shareholders and Announces Receipt of Interim Order and Competition Act Approval

New Gold's Board of Directors Recommend that Shareholders Vote "FOR" the Transaction

(All amounts are in U.S. dollars unless otherwise indicated)

TORONTO, Dec. 22, 2025 /CNW/ - New Gold Inc. ("New Gold" or the "Company") (TSX: NGD) and (NYSE American: NGD) is pleased to announce that it has filed and commenced mailing of the management information circular (the "Circular") and related proxy materials for the special meeting (the "Meeting") of New Gold shareholders to be held on January 27, 2026 to approve the previously announced plan of arrangement under the Business Corporations Act (British Columbia), whereby a wholly-owned subsidiary (the "Purchaser") of Coeur Mining, Inc. ("Coeur") (NYSE: CDE) will acquire all of the issued and outstanding common shares of New Gold (the "Transaction"). Under the terms of the Transaction, New Gold shareholders will receive 0.4959 shares of Coeur common stock for each New Gold common share held. Immediately following completion of the Transaction, New Gold shareholders will own approximately 38% of the combined company. The Circular can also be accessed online at www.VoteNewGold.com and under New Gold's issuer profiles on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

New Gold's Board of Directors recommends that New Gold shareholders vote their common shares "FOR" the Transaction.

"This acquisition will create a unique, one of a kind North American precious metals mining company," said Richard O'Brien, the Chair of New Gold's Board of Directors. "The Transaction will crystalize the value created for our New Gold shareholders over the past few years and unlock the next level of potential, with exploration upside from both New Afton and Rainy River. At the same time, the combined company will diversify our asset base by adding five high quality precious metals operations with significant upside, a strengthened balance sheet, and is expected to generate significant free cash flow and higher levels of shareholder returns."

Strategic Rationale

  Creates a Leading, All North American-Based Precious Metals Producer: The Transaction creates a 100% North American senior mining company with an implied pro forma combined equity market capitalization of approximately $20 billion as of the signing of the arrangement agreement dated November 2, 2025 between New Gold, Coeur and the Purchaser (the "Arrangement Agreement"), seven high-quality operations with estimated production of approximately 1.25 million gold equivalent ounces in 2026, including 20 million ounces of silver, 900,000 ounces of gold and 100 million pounds of copper, over 80% of its revenue generated from the U.S. and Canada, and sector-leading free cash flow.
  Strengthened Financial Position: The combined company is expected to have a strong free cash flow profile and a net cash position at closing with a rapidly growing cash balance, creating a clear path toward a potential investment-grade credit rating and to higher levels of shareholder returns.
  The Combined Company is Expected to Have Significant Combined EBITDA and Free Cash Flow: The combined company is expected to generate approximately $3.0 billion of EBITDA1 and approximately $2.0 billion of free cash flow2 in 2026.
  Greater Exposure to Long Life, Low Risk North American Assets and Increased Reserve and Resource Profile: The combined company provides shareholders with exposure to a portfolio of long-life operations with mine life and resources expected to extend well beyond the current mine life of New Gold's existing two mines. This enhances resilience, reduces exposure to any single asset, and supports sustainable free cash flow going forward.
  Enhanced Sector and Capital Market Profile and Liquidity: The combined company is expected to rank among the top 10 largest precious metals companies and top five global silver producers with silver representing approximately 30% of the combined company's total mineral reserves. This enhanced scale is expected to provide investors with significantly enhanced daily trading liquidity of over $380 million with the potential for inclusion in key major U.S. indexes. Shareholders will also receive enhanced trading liquidity and capital markets exposure with a New York Stock Exchange ("NYSE") listing combined with the new Toronto Stock Exchange ("TSX") listing of the Coeur shares.
  Valuation Re-rating Potential: The strategic and financial benefits from the Transaction (i.e., greater free cash flow, longer reserve life, lower risk and improved liquidity) are expected to position the combined company for a valuation re-rating.

Board Recommendation

The New Gold Board of Directors appointed a special committee of independent directors (the "Special Committee") to consider the Transaction. Based on the unanimous recommendation of the Special Committee, and after consultation with its financial and legal advisors, the New Gold Board of Directors has unanimously approved, and recommends that New Gold shareholders vote FOR, the Transaction.

Meeting and Voting Details

In accordance with the Interim Order (as defined below), New Gold will hold the Meeting on January 27, 2026 at 11:00 a.m. (Eastern Time) to seek approval of the Transaction, the details of which are set forth in the Circular. The Meeting will be held in person at the offices of Davies Ward Phillips & Vineberg LLP at 155 Wellington Street West, Suite 4000, Toronto, Ontario M5V 3J7 and virtually via live webcast at https://meetings.lumiconnect.com/400-332-821-927, password "newgold2026" (case sensitive) at 11:00 a.m. (Eastern Time) on January 27, 2026.

Proxy Deposit Deadline

If you were a shareholder of record on December 17, 2025, you are eligible to vote today. The deadline for shareholders to vote in advance of the Meeting is 11:00 a.m. (Eastern Time) on Friday, January 23, 2026. Shareholders holding New Gold common shares through an intermediary may have an earlier deadline by which the intermediary must receive voting instructions. Shareholders that hold New Gold common shares through a broker, investment dealer, bank, trust company, custodian, nominee or other intermediary should follow the instructions provided by the intermediary. New Gold shareholders eligible to vote at the Meeting will receive a copy of the Circular, accompanied by a form of proxy or voting instruction form, and can access the Meeting materials at www.VoteNewGold.com.

Whether or not you expect to attend the Meeting, New Gold shareholders are encouraged to vote well in advance of the voting deadline. Prior to voting using the instructions below and in the Circular, shareholders are encouraged to confirm whether they are a registered shareholder (you hold a share certificate registered in your name), or a non-registered (beneficial) shareholder (you hold shares through a bank, broker, or other intermediary).

If you have any questions or require more information on how to vote, please contact New Gold's strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-866-581-1477 (toll-free in North America) or 1-437-561-5022 (text and call enabled outside of North America) or by email at contactus@kingsdaleadvisors.com. If you have any questions or require more information with respect to the procedures for completing your transmittal documentation, please contact Computershare Investor Services Inc. by email at corporateactions@computershare.com. Alternatively, please call Computershare Investor Services Inc. toll-free at 1-800-564-6253 (toll free within North America) or 1-514-982-7555 (outside of North America).

Vote Online

Registered Shareholders: Go to Computershare Investor Services Inc.'s website at www.investorvote.com and follow the instructions on the screen. You will need your 15-digit control number, which can be found on your form of proxy.

Non-Registered (Beneficial) Shareholders: Visit www.proxyvote.com with your 16-digit control number.

Vote by Telephone

Registered Shareholders: Call Computershare Investor Services Inc. at 1-866-732-8683 (toll-free in North America) or 1-312-588-4290 (outside of North America) from a touch-tone phone and follow the instructions. You will need your 15-digit control number, which can be found on your form of proxy.

Non-Registered (Beneficial) Shareholders: Call 1-800-474-7493 for English or 1-800-474-7501 for French (in Canada) or 1-800-454-8683 (in the United States) with your 16-digit control number.

Vote by Mail

Registered Shareholders: Complete, sign and date your form of proxy and return it to Computershare Investor Services Inc., Attention: Proxy Department, 320 Bay Street 14th Floor, Toronto ON M5H 4A6 in the postage prepaid envelope provided.

Non-Registered (Beneficial) Shareholders: Complete, sign and date your voting instruction form and return it by mail in the postage prepaid envelope included in your package in accordance with the instructions thereon.

For further information on voting your New Gold shares at the Meeting, please refer to the Circular under the heading "The Meeting".

Circular

As set out in the Circular, at the Meeting, New Gold shareholders will be asked to consider, and if deemed advisable, pass a special resolution approving the Transaction. Upon completion of the Transaction, existing New Gold shareholders will own approximately 38% of the outstanding common stock of the combined company. Additionally, upon closing of the Transaction, Patrick Godin and one other current New Gold director will join Coeur's board of directors.

In order to become effective, the Transaction must be approved by: (a) at least two-thirds of the votes cast by New Gold shareholders present (virtually or in-person) or represented by proxy and entitled to vote at the Meeting; and (b) a simple majority of the votes cast by New Gold shareholders present (virtually or in-person) or represented by proxy and entitled to vote at the Meeting, excluding the votes of certain related parties (as required by Multilateral Instrument 61-101 – Protection of Minority Security Holders in Special Transactions).

Mailing of the Circular and related meeting materials has commenced and shareholders of New Gold should expect to receive their meeting materials shortly. In the meantime, the meeting materials can be downloaded from New Gold's website at www.newgold.com or at www.VoteNewGold.com. The meeting materials can also be accessed on New Gold's issuer profile on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.

In addition to approval of the Transaction by New Gold shareholders, the issuance of shares by Coeur pursuant to the Transaction (the "Coeur Stock Issuance") and an amendment to the Coeur certificate of incorporation to increase the number of authorized shares of Coeur stock (the "Coeur Charter Amendment") are subject to approval by the Coeur stockholders at a special meeting (the "Coeur Meeting"), which will be held on the same date as the Meeting. In addition to the New Gold and Coeur shareholder approvals, the Transaction is subject to the approval by the Supreme Court of British Columbia (the "Court"), applicable regulatory approvals, approval of the listing of Coeur shares of common stock to be issued under the Transaction on the NYSE and the TSX and the satisfaction of certain other closing conditions customary for a transaction of this nature, all as more particularly described in the Circular. Subject to the satisfaction of such conditions, the Transaction is expected to close in the first half of 2026.

Interim Order

New Gold is pleased to announce that it has been granted an interim order (the "Interim Order") from the Court authorizing various matters, including the holding of the Meeting and the mailing of the Circular. The Meeting is to be held in accordance with the terms of the Interim Order.

Competition Act Approval

New Gold is also pleased to announce that on December 5, 2025, the Commissioner of Competition under the Competition Act (Canada) (the "Competition Act") issued an advance ruling certificate under Section 102 of the Competition Act, which constitutes the Competition Act approval required under the Arrangement Agreement.

Shareholder Questions and Assistance

If you have any questions or require more information on how to vote, please contact New Gold's strategic shareholder advisor and proxy solicitation agent, Kingsdale Advisors, by telephone at 1-866-581-1477 (toll-free in North America) or 1-437-561-5022 (text and call enabled outside of North America) or by email at contactus@kingsdaleadvisors.com. To obtain current information about voting your New Gold shares and the Transaction, please visit www.VoteNewGold.com.

If you have any questions or require more information with respect to the procedures for completing your transmittal documentation, please contact Computershare Investor Services Inc. by email at corporateactions@computershare.com. Alternatively, please call Computershare Investor Services Inc. toll-free at 1-800-564-6253 (toll free within North America) or 1-514-982-7555 (outside of North America).

Financial Advisors and Counsel

National Bank Financial Inc. is acting as financial advisor to New Gold and CIBC World Markets Inc. is acting as financial advisor to the Special Committee. Davies Ward Phillips & Vineberg LLP and Paul, Weiss, Rifkind, Wharton & Garrison LLP are acting as New Gold's legal advisors, and Blake, Cassels & Graydon LLP is acting as counsel to the Special Committee.

About New Gold

New Gold is a Canadian-focused intermediate mining Company with a portfolio of two core producing assets in Canada, the New Afton copper-gold mine and the Rainy River gold mine. New Gold's vision is to be the most valued intermediate gold and copper producer through profitable and responsible mining for our shareholders and stakeholders. For further information on the Company, visit www.newgold.com.

Endnotes

1.	"EBITDA" is a non-GAAP financial measure. Refer to the information under the heading "Non-GAAP Measures" in the Circular for further information.
2.	"Free cash flow" is a non-GAAP financial measure. Refer to the information under the heading "Non-GAAP Measures" in the Circular for further information.

Non-GAAP and Non-IFRS Financial Measures

This press release contains certain non-GAAP and non-IFRS financial measures, which management believes may enable investors to better evaluate New Gold's performance, liquidity and ability to generate cash flow. These measures do not have any standardized definition under U.S. GAAP or IFRS and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with U.S. GAAP or IFRS, as applicable. Other companies may calculate these measures differently.

Forward-Looking Statements and Cautionary Statements

Certain statements in this press release concerning the proposed Transaction, including any statements regarding the expected timetable, the results, effects, benefits and synergies of the Transaction, future opportunities for the combined company, future financial performance and condition, guidance and any other statements regarding New Gold's future expectations, beliefs, plans, objectives, financial conditions, assumptions or future events or performance that are not historical facts are "forward-looking" statements based on assumptions currently believed to be valid. Forward-looking statements are all statements other than statements of historical facts. The words "anticipate," "believe," "ensure," "expect," "if," "intend," "estimate," "probable," "project," "forecasts," "predict," "outlook," "aim," "will," "could," "should," "would," "potential," "may," "might," "likely," "plan," "positioned," "strategy," and similar expressions or other words of similar meaning, and the negatives thereof, are intended to identify forward-looking statements. Specific forward-looking statements include, but are not limited to, statements regarding New Gold's plans and expectations with respect to the proposed Transaction and the anticipated impact of the proposed Transaction on the combined company's results of operations, financial position, growth opportunities and competitive position, including maintaining current New Gold and Coeur management, strategies and plans and integration; the timing for the mailing of the Circular; the timing of various steps to be completed in connection with the Transaction, including the anticipated dates for the holding of the Meeting and the Coeur Meeting; the solicitation of proxies by New Gold and Kingsdale Advisors, New Gold's strategic shareholder advisor and proxy solicitation agent; the ability of the parties to satisfy the other conditions to the closing of the Transaction; and other statements that are not historical facts. The forward-looking statements are intended to be subject to the safe harbor provided by Section 27A of the United States Securities Act of 1933, Section 21E of the United States Securities Exchange Act of 1934, the United States Private Securities Litigation Reform Act of 1995 and applicable Canadian securities laws.

These forward-looking statements involve significant risks and uncertainties that could cause actual results to differ materially from those anticipated, including, but not limited to, the possibility that New Gold shareholders may not approve the Transaction or Coeur stockholders may not approve the Coeur Stock Issuance or the Coeur Charter Amendment; the risk that any other condition to closing of the Transaction may not be satisfied; the risk that the closing of the Transaction might be delayed or not occur at all; the risk that the Arrangement Agreement could be terminated by the parties in certain circumstances, including those in which New Gold would be required to pay a termination fee to the other party; potential adverse reactions or changes to business or employee relationships of New Gold, including those resulting from the announcement or completion of the Transaction; the diversion of management time on Transaction-related issues; the ultimate timing, outcome and results of integrating the operations of New Gold and Coeur; the effects of the business combination of New Gold and Coeur, including the combined company's future financial condition, results of operations, strategy and plans; the ability of the combined company to realize anticipated synergies in the timeframe expected or at all; changes in capital markets and the ability of the combined company to finance operations in the manner expected; the risk that New Gold or Coeur may not receive the required stock exchange and regulatory approvals for the Transaction; the expected listing of shares on the NYSE; the listing of Coeur common stock on the TSX; the risk of any litigation relating to the proposed Transaction; the risk of changes in governmental regulations or enforcement practices; the effects of commodity prices; life of mine estimates; the timing and amount of estimated future production; the risks of mining activities; and that operating costs and business disruption may be greater than expected following the public announcement or consummation of the Transaction. Expectations regarding business outlook, including changes in revenue, pricing, capital expenditures, cash flow generation, strategies for the combined company's operations, gold and silver market conditions, legal, economic and regulatory conditions, and environmental matters are only forecasts regarding these matters, and are subject to risks, uncertainties and assumptions that may prove incorrect.

Additional factors that could cause results to differ materially from those described above can be found in the Circular under the heading "Risk Factors", including those incorporated by reference therein, New Gold's annual information form for the year ended December 31, 2024, which is on file with the SEC and on SEDAR+ and available from New Gold's website at www.newgold.com under the "Investors" tab and in other documents New Gold files with the SEC or on SEDAR+.

All forward-looking statements speak only as of the date they are made and are based on information available at that time. New Gold does not assume any obligation to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements were made or to reflect the occurrence of unanticipated events except as required by applicable securities laws. As forward-looking statements involve significant risks and uncertainties, caution should be exercised against placing undue reliance on such statements.

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SOURCE New Gold Inc.

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For further information: For further information, please contact: Ankit Shah, Executive Vice President and Chief Strategy Officer, Direct: +1 (416) 324-6027, Email: ankit.shah@newgold.com; Brandon Throop, Director, Investor Relations, Direct: +1 (647) 264-5027, Email: brandon.throop@newgold.com

CO: New Gold Inc.

CNW 06:30e 22-DEC-25